

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

Via Email
Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX 75201

>   **Re: Gold Reserve Inc.**
>   **Schedule TO-I**
>   **Filed May 17, 2012**
>   **File No. 5-78278**

Dear Mr. McGrath:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

1.   Based on the anticipated agreements with Large Noteholders, you are offering to purchase a maximum aggregate principal amount of notes amounting to $25.2 million, of which approximately $12.5 million will be used to repurchase validly tendered notes of the Other Holders. Please confirm supplementally that you will accept all validly tendered Notes of Other Holders consistent with your obligations under Section 14.01 of the Indenture irrespective of changes to the amount the Large Holders ultimately negotiate and agree they will tender into the current offer.

2.   We note reference to the ongoing negotiation of the Alternative Election. Given the materiality of new information regarding the alternative to the current investment decision of the Other Holders, please advise us of how your amended offer will allow sufficient time for holders to consider whether to tender or withdraw following the

announcement of terms of the Alternate Election. Also, advise us of how you intend to disseminate the information. Refer generally to Rule 13e-4(e)(3)(ii). We may have further comment.

3.   We note that financial statements have not been provided. It would appear however, that the terms of the Alternate Election, inclusive of the pro forma impact this would have would be material information to a holder in deciding whether to tender into the current offer. Please advise. Refer generally to Item 10 of SCH TO and Instructions 1 and 2 thereunder.

4.   Advise us supplementally of your plans with respect to the registration under the Securities Act of 1933 of the contemplated transactions involving the Alternate Election. We may have further comment.

Company Repurchase Notice

Summary Term Sheet, page 1

5.   Please revise the Question & Answer section throughout to incorporate additional questions and answers about the Alternate Election, inclusive of the consequences to holders who tender in the current offer versus electing to tender into the Alternate Election offer, if and when, that become available.

6.   Outline any plans you have with respect to redeeming notes not tendered into the current offer before the commencement of alternate offers (i.e., as of June 16, 2012). Advise us of the timing of any such planned redemptions. Refer generally to Rule 13e-4(f)(6) and Rule 14e-5. We may have further comment.

7.   With a view toward revised disclosure, supplementally clarify how noteholders will be able to indicate that they are choosing not to tender because they wish to participate in the Alternate Election. In this regard, we note the company's right to redeem notes not tendered into the offer, which may occur prior to the commencement of an Alternate Election transaction.

Exhibit 99(a)(5)(a)

Annual and Special Shareholders Meeting

8.   We note the reference to safe harbor protections of the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements do not apply, by their terms, to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. See also telephone interpretation I.M.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for

additional guidance. Please revise and confirm supplementally that you will make this clarification in all future filings that are made in connection with the tender offer.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions